                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2006

                                  METALINK LTD.
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
--------------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby
          furnishing the information to the Commission pursuant to Rule
              12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

The following are included in this Report on Form 6-K:

1. Press release dated October 31, 2006.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Forms F-3 No. 333-104147, and No.
333-13806.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         METALINK LTD.

Date: October 31, 2006                                   By: /s/ Yuval Ruhama
                                                         --------------------
                                                         Yuval Ruhama
                                                         Chief Financial Officer

Yuval Ruhama                                    Mor Abraham
CFO                                             Marketing Communications Manager
Metalink Ltd.                                   Metalink Ltd.
Tel:  972-9-9605395                             Tel:   972-9-9605406
Fax: 972-9-9605544                              Fax:  972-9-9605544
yuvalr@metalinkbb.com                           amor@metalinkbb.com

               METALINK REPORTS RESULTS FOR THIRD QUARTER OF 2006

YAKUM, ISRAEL, OCTOBER 31, 2006 - Metalink Ltd. (NASDAQ: MTLK), a provider of high-performance wireless and wireline broadband communication silicon solutions, today announced results for the third quarter ended September 30,
2006.

FINANCIAL RESULTS

Revenues for the third quarter of 2006 were $4.2 million compared to $3.5 million in the second quarter of 2006 and $4.1 million in the third quarter of
2005. Gross margin for the third quarter of 2006 was 54% compared to 44% in the second quarter of 2006 and 54% in the third quarter of 2005.

Net loss for the third quarter of 2006 was $3.9 million, or $(0.20) per share, compared to $4.3 million, or $(0.22) per share, for the second quarter of 2006, and $3.6 million, or $(0.18) per share, for the third quarter of 2005. Net loss for the third quarter of 2006 includes stock-based compensation expenses of
$0.29 million recorded as a result of the implementation of SFAS 123(R).

Metalink's cash, cash equivalents and short and long-term investments at the end of the third quarter of 2006 were $31.4 million compared to $33.3 million at the end of the second quarter of 2006.

For the first nine months of 2006, revenues were $10.9 million, an increase of
7.7% compared to $10.1 million for the first nine months of 2005. Net loss for the first nine months of 2006 was $12.3 million, or $(0.63) per share, a 7.8%
improvement compared to the net loss of $13.3 million, or $(0.69) per share recorded in the first nine months of 2005.

HIGHLIGHTS OF THE THIRD QUARTER RELATED TO METALINK'S CONSUMER ELECTRONICS
(CE)-GRADE 802.11N WLANPLUS(TM)

NOTE: CE-GRADE REFERS TO HD (HIGH-DEFINITION) VIDEO/HOME ENTERTAINMENT DEVICES
SUCH AS NEXT-GENERATION SET-TOP BOXES (STB), FLAT SCREENS, DMAS (DIGITAL MEDIA
ADAPTERS), PVRS (PERSONAL VIDEO RECORDER), DVD/HDD PLAYERS, HDTVS, HOME
MEDIA/THEATER CENTERS, ETC.

Metalink continues to extend its leadership as a pioneer in CE Grade 802.11n draft-compliant chipsets for the distribution of wireless digital entertainment throughout the home.

-    Metalink first-generation chipsets are already being integrated into leading CE players' products throughout the world.

-    Leading Silicon providers are offering Metalink's CE Grade 802.11n chipsets in reference designs for high volume applications. This validates
     Metalink's leadership position in this space.

-    Metalink has been featured by NXP (formerly Philips Semiconductors), a leading global IC provider, as its 802.11n connectivity partner, providing the platform for NXP's new "Connected Living" multimedia products.

-    At CES, in January 2007, numerous CE manufacturers will be demonstrating new digital entertainment products based on Metalink's WLANPLUS chipsets as the platform for their Wi-Fi connectivity capabilities. In addition, several Silicon partners will be displaying applications embedding Metalink
     CE Grade 802.11n.

-    Sampling of Metalink's 2nd-generation chipsets has been completed.

-    The Wi-Fi Alliance has recently specified that the 5GHz band is mandatory for 802.11n standard-compliant CE devices, as the 2.4GHz band is too
     "crowded" to support the critical requirements required in a digital video environment, thus validating Metalink's claims and approach. As such,
     Metalink remains the only company offering 802.11n ICs that meet the critical CE-Grade requirements: delivery of 60Mbps effective throughput over the 5Ghz frequency band to a distance of at least 60 feet.

COMMENTS OF MANAGEMENT

Commenting on the results, Metalink's Chairman and CEO, Tzvika Shukhman, said,
"The third quarter reflects the significant progress we have made in line with our strategy for becoming a major provider of wireless silicon connectivity solutions for digital home entertainment. A growing number of CE manufacturers have now integrated our first generation chipsets into many types of digital video devices, such as flat screens, Digital Media Adaptors and Set-Top Boxes.
In parallel, we are progressing with our second-generation product as planned, with the goal of producing volume quantities to meet market demand in
2007-2008."

"Although estimates vary, industry analysts forecast that more than 13 million
Wi-Fi chipsets will be shipped for use in stationary devices CE Grade (including dual band access points) in 2007. We continue to be a prominent player with a product supporting the critical requirements of the digital video space, including full support of the 5Ghz frequency band and the delivery of 60Mbps effective throughput to a distance of at least 60 feet. We believe, that our growing number of design wins, together with an impressive list of potential CE manufacturers that are now evaluating our chipsets, validate the advantages of the WLANPLUS' unique technology. As such, we expect that our 802.11n draft-compliant product lines will become a strong, long-term growth and profitability driver for Metalink", concluded Mr. Shukhman.

METALINK'S THIRD QUARTER 2006 CONFERENCE CALL will be broadcast "live" in listen-only mode via its website on Tuesday, October 31st, 2006 at 9:00 AM EST.

ABOUT METALINK

Metalink Ltd. (NASDAQ: MTLK) is a leading provider of high performance wireless and wireline broadband communication silicon solutions. Metalink's WLAN and DSL technologies are designed to enable true broadband connectivity in every home, and its products revolutionize the broadband experience by facilitating the convergence of telecommunication, networking and entertainment.

Metalink's WLANPlus(TM) is a high-throughput, 802.11n-draft-compliant wireless
LAN technology optimized for the networked home entertainment environment.
Featuring advanced MIMO technology and full support of QoS, and operating in both 2.4GHz and 5GHz bands, WLANPlus enables multi-room networking of multiple high-definition video streams. In addition, Metalink offers a broad range of symmetric DSL and VDSL products used by operators as a cost-effective network upgrade to support triple-play services.

Headquartered in Yakum, Israel, the company has subsidiaries in Atlanta (US),
South Korea, and Japan as well as an office in China. Further information is available at http://www.metalinkbb.com

                                       ###

This press release contains "forward looking" information within the meaning of the United States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including
Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.

                                 (Tables follow)

                                  METALINK LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                                          SEPTEMBER 30,     DECEMBER 31,
                                                                            ---------        ---------
                                                                               2006             2005
                                                                            ---------        ---------
                                                                           (UNAUDITED)
                                                                            ---------
                                                                                  (IN THOUSANDS)
                                                                            --------------------------

ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                 $   5,232        $   7,134
  Short-term investments                                                       19,828           20,142
  Trade accounts receivable                                                     2,218            2,880
  Other receivables                                                               883            1,498
  Prepaid expenses                                                                657              695
  Inventories                                                                   3,817            4,250
                                                                            ---------        ---------
       Total current assets                                                    32,635           36,599
                                                                            ---------        ---------

LONG-TERM INVESTMENTS                                                           6,392           10,589
                                                                            ---------        ---------

SEVERANCE PAY FUND                                                              1,984            1,802
                                                                            ---------        ---------

PROPERTY AND EQUIPMENT, NET                                                     3,217            3,863
                                                                            =========        =========
                                                                            $  44,228        $  52,853
                                                                            =========        =========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable                                                    $   1,858        $   1,639
  Other payables and accrued expenses                                           5,236            3,862
                                                                            ---------        ---------
       Total current liabilities                                                7,094            5,501
                                                                            ---------        ---------

ACCRUED SEVERANCE PAY                                                           3,057            2,747
                                                                            ---------        ---------

SHAREHOLDERS' EQUITY
  Ordinary shares of NIS 0.1 par value (Authorized - 50,000,000 shares, issued and outstanding - 20,545,267 and 20,358,373 shares
    as of September 30, 2006 and December 31, 2005, respectively)                 611              607
  Additional paid-in capital                                                  132,448          130,810
  Deferred stock compensation                                                       -               (6)
  Accumulated other comprehensive loss                                            (99)            (228)
  Accumulated deficit                                                         (88,998)         (76,693)
                                                                            ---------        ---------
                                                                               43,962           54,490

  Treasury stock, at cost; 898,500 as of
     September 30, 2006 and December 31, 2005                                  (9,885)          (9,885)
                                                                            ---------        ---------
       Total shareholders' equity                                              34,077           44,605
                                                                            =========        =========
                                                                            $  44,228        $  52,853
                                                                            =========        =========

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                     THREE MONTHS ENDED                      NINE MONTHS ENDED
                                                        SEPTEMBER 30,                           SEPTEMBER 30,
                                              --------------------------------        --------------------------------
                                                  2006                2005                2006                2005
                                              ------------        ------------        ------------        ------------
                                                         (UNAUDITED)                             (UNAUDITED)
                                              --------------------------------        --------------------------------
                                                          (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Revenues                                      $      4,242        $      4,132        $     10,857        $     10,082
Cost of revenues:
Costs and expenses                                   1,815               1,787               5,148               4,942
Royalties to the Government of Israel                  143                 125                 342                 275
                                              ------------        ------------        ------------        ------------
Total cost of revenues                               1,958               1,912               5,490               5,217
                                              ============        ============        ============        ============

GROSS PROFIT                                         2,284               2,220               5,367               4,865
                                              ------------        ------------        ------------        ------------

Operating expenses:
Gross research and development                       5,526               5,083              15,640              15,309
Less - Royalty bearing and other grants                601                 864               2,068               2,605
                                              ------------        ------------        ------------        ------------
Research and development, net                        4,925               4,219              13,572              12,704
                                              ------------        ------------        ------------        ------------

Selling and marketing                                1,159               1,326               3,658               4,579
General and administrative                             465                 491               1,437               1,795
Non-cash compensation                                    -                   3                   -                  15
                                              ------------        ------------        ------------        ------------
Total operating expenses                             6,549               6,039              18,667              19,093
                                              ============        ============        ============        ============

OPERATING LOSS                                      (4,265)             (3,819)            (13,300)            (14,228)

Financial income, net                                  365                 264                 995                 881
                                              ------------        ------------        ------------        ------------

NET LOSS                                      $     (3,900)       $     (3,555)       $    (12,305)       $    (13,347)
                                              ============        ============        ============        ============

Loss per ordinary share:
Basic                                         $      (0.20)       $      (0.18)       $      (0.63)       $      (0.69)
                                              ============        ============        ============        ============

Diluted                                       $      (0.20)       $      (0.18)       $      (0.63)       $      (0.69)
                                              ============        ============        ============        ============

Shares used in computing loss per
ordinary share:
Basic                                           19,639,891          19,393,212          19,595,527          19,324,008
                                              ============        ============        ============        ============

Diluted                                         19,639,891          19,393,212          19,595,527          19,324,008
                                              ============        ============        ============        ============